Exhibit 99.44
Lori Thompson
Account Manager, Client Services
Telephone: 416.361.0930
lthompson@equitytransfer.com
VIA ELECTRONIC TRANSMISSION
March 9, 2007
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	Blue Pearl Mining Ltd.
Confirmation of Notice of Record and Meeting Dates
We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.
We advise the following with respect to the Special Meeting of Shareholders for Blue Pearl Mining Ltd.

1.	CUSIP:	CA09578T1093

2.	Date Fixed for the Meeting:	May 10, 2007

3.	Record Date For Notice:	April 4, 2007

4.	Record Date For Voting:	April 4, 2007

5.	Beneficial Ownership Determination Date:	April 4, 2007

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Special
Yours Truly,
EQUITY TRANSFER & TRUST COMPANY
Per
200 University Ave, Suite 400, Toronto, Ontario M5H 4H1
T:416.361.0152 F:416.361.0470 www.equitytransfer.com